UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933 ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker. OMB APPROVAL
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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print)  (b) IRS IDENT. NO. (c) S.E.C.
FILE NO. WORK LOCATION
1 (d) ADDRESS OF ISSUER   STREET CITY   STATE           ZIP CODE
(e) TELEPHONE NO.
AREA CODE  NUMBER
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES   ARE TO BE SOLD
(b)  RELATIONSHIP TO  ISSUER   (c) ADDRESS STREET   CITY STATE   ZIP CODE

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
3 (a)  (b)  SEC USE ONLY  (c) Number of Shares or Other Units To Be Sold
 (See instr. 3(c)) (d) Aggregate Market Value (See instr. 3(d)) (e) Number of Shares or Other Units Outstanding (See instr. 3(e)) (f) Approximate Date
 of Sale (See instr. 3(f)) (MO.   DAY   YR.)  (g) Name of Each Securities
Exchange (See instr. 3(g))
Title of the Class of Securities To Be Sold  Name and Address of Each Broker
 Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities Broker-Dealer File Number




INSTRUCTIONS: 3.(a) Title of the class of securities to be sold
1.(a) Name of issuer(b)Name and address of each broker through whom the securities are intended to be sold(b)Issuers I.R.S. Identification Number(c) Number of shares or other units to be sold (if debt securities, give the ggregate face amount)(c)Issuers S.E.C. file number, if any(d)Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice(d)Issuers address, including zip code(e)Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown (e)Issuers telephone number, ncluding area codeby the most recent report or statement published by the issuer.
(f)Approximate date on which the securities are to be sold2.(a) Name of person for whose account the securities are to be sold(g)Name of each securities exchange, if any, on which the securities are intended to be sold(b)Such persons relationship to the issuer (e.g., officer, director, 10%stockholder, or member of immediate family of any of the foregoing)(c)Such persons address, including zip code.
Potential persons who are to respond to the collection of information contained in this form are notrequired to respond unless the form displays a currently valid OMB control number.
SEC 1147 (08-07)
TABLE I  SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class  Date you Acquired  Nature of Acquisition Transaction
  Name of Person from Whom Acquired (If gift, also give date donor acquired) Amount of Securities Acquired Date of Payment Nature of Payment .


INSTRUCTIONS:	 If the securities were purchased and full payment therefor
 was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II  SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
Name and Address of Seller Title of Securities Sold Date of Sale Amount of Securities Sold Gross Proceeds.


REMARKS:

INSTRUCTIONS:

See the definition of person in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.
ATTENTION: The person for whose account the securities to which this notice relates are to be soldhereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

DATE OF NOTICE	 (SIGNATURE)
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy
DATE  OF  PLAN  ADOPTION  OR  GIVING  OF  INSTRUCTION,
      IF RELYING  ON
 RULE 10B5-1 of the notice shall be manually signed.Any copies not manually signed shall bear typed or printed signatures.


ATTENTION: Intentional misstatements or omission of facts constitute Federal
 Criminal Violations (See 18 U.S.C. 1001)
SEC  1147  (02-08)